OPERATING AGREEMENT
OF
THE THING IN THE HALL, LLC
a California limited liability company

THIS OPERATING AGREEMENT (this "Agreement") is entered into as of January 18, 2026 (the "Effective Date"), by and among the parties identified on Exhibit A attached hereto who are signatories hereof, with reference to the following facts:

RECITALS

A. On November 13, 2025, the Articles of Organization (the "Articles") for The Thing in the Hall, LLC, a California limited liability company (the "Company"), were filed with the Office of the Secretary of State of California.

B. On January 18, 2026, an Amendment to the Articles for the Company was filed with the Office of the Secretary of State of California.

C. The Company hereby desires to enter into this Agreement in order to provide for the governance of the Company and the conduct of its business, and to specify the relative rights and obligations of its sole manager, Logan Kishi (the "Manager") and the members of the Company (each a "Member", collectively "Members") set forth in the schedule of Members attached hereto as Exhibit A (which may be amended from time to time in the manner provided in this Agreement for amendments).

D. This Agreement was duly adopted in accordance with the provisions of the California Revised Uniform Limited Liability Company Act, codified in Cal. Corp. Code §§ 17701.01-17713, as in effect on the date hereof and as it may be amended hereafter from time to time (the "Act").

AGREEMENT

NOW THEREFORE, the parties by this Agreement set forth the operating agreement for the Company under the laws of the State of California upon the terms and subject to the conditions of this Agreement.

1. Formation: The Company was formed upon the filing of the Articles, as may be amended from time to time, with the Secretary of State for the State of California by an authorized agent of the Company.

2. Name: The name of the Company is **The Thing in the Hall, LLC**.

3. Purpose: The purpose of the Company (the "Company Business") is (i) to develop, produce, finance and/or exploit the motion picture currently entitled "The Thing in the Hall" (the "Picture"), (ii) conduct such other activities necessary or incidental to the foregoing in furtherance of the Picture, and (iii) engage in any lawful act or activity for which a limited liability company may be organized under the Act.

4. Principal Office: The principal place of business of the Company shall be located at 1442 E Lincoln Ave, #170, Orange, CA 92865. The location of the Company's principal office may be changed at will by the Manager.

5. Registered Agent: The registered agent for the Company shall be such registered agent as the Manager may designate from time to time.

6. Power of the Company: Subject to the limitations set forth in this Agreement and the Articles, the Company shall possess and may exercise all of the powers and privileges granted to it by any law or by this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purposes of the Company set forth in this Agreement and in the Articles.

7. Management/Officers: The Members acknowledge that pursuant to the Act, the Company is a "manager-managed limited liability company" and thus the management of the Company is vested in the Manager. The Manager will manage the business and affairs of the Company in accordance with the following terms:

a. Manager; Day-to-Day Operations: The Manager shall have the power to exercise any and all rights and powers in the management of the Company Business to do any and all other acts and things necessary, proper, convenient or advisable to effectuate the purposes of this Agreement. Management of the Company and Day-to-Day activities regarding its business and operation shall be vested in the Manager, subject to the terms of this Agreement and the Articles. The Manager shall have the sole authority to sign documents and checks on behalf of the Company. For purposes of this Agreement "Day-to-Day" means decisions or actions taken (or not taken) (a) in the customary and ordinary course of managing and directing the business and affairs of the Company, which reflect the reasonable good-faith implementation of any matter set forth in the Company's operating budget (and any amendments thereto), or any other approval or direction previously provided by the Manager, or (b) which are in furtherance of the Company's or any of its subsidiaries' obligations or commitments under any previously-approved agreement.

b. Officers: The Manager shall also have the right to appoint one (1) or more officers (each, an "Officer") to conduct, or assist, the Manager in the conduct of the Day-to-Day business and affairs of the Company. The Officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Manager in accordance with the terms of this Agreement. Jeffrey Kazuo Kishi is hereby appointed as an Officer of the Company.

8. Ownership of Intellectual Property; Work Made for Hire: If a Member or the Manager is providing services to the Company, then, except as may be expressly set forth in this Agreement or any other agreement in writing duly executed by the Company, and, as between each Member or the Manager and the Company, the Company shall own all right, title and interest in and to all intellectual property developed by or on behalf of, the Company in connection with such services. Without limitation of the foregoing, each Member's services of every kind under this Agreement, together with the results and proceeds thereof (collectively, as to each Member, the "Work"), shall from the moment of creation be considered "work-made-for-hire" as such term is used in the United States Copyright Act. Accordingly, the Company shall be considered the author and, at all stages of completion, the sole and exclusive owner of the Work and all right, title and interest therein ("Rights"). The Rights shall include all copyrights, trademarks and any and all other ownership and exploitation rights in the Work now or hereafter recognized in any and all territories and jurisdictions, including the right to exploit the Work throughout the universe in perpetuity in all media, markets and languages, and in any manner, now known or hereafter devised. If under any applicable law the fact that the Work is a "work-made-for-hire" is not effective to vest authorship and ownership of the Work and all rights therein in the Company, then to the fullest extent allowable and for the full term of protection otherwise accorded to the Company under such applicable law (including any and all renewals, extensions and revivals thereof), each Member hereby assigns and transfers to the Company the Rights and, in connection therewith, any and all right, title and interest of such Member in any of the Company's works now or hereafter created containing the Work. The Members hereby grant the Company the right to change, add to, take from, translate, reformat or reprocess the Work in any manner the Company may determine in its sole discretion. To the fullest extent allowable under any applicable law, the Members hereby irrevocably waive or assign to the Company any and all so-called "moral rights" or "droits moral". The Company shall have the sole and absolute right to copyright the Work as copyright author and proprietor thereof and to obtain renewals of such copyright and such other protection as the Company may deem necessary.

9. Limited Liability: Except as otherwise provided by any applicable law, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Manager nor Members shall be obligated for any such debt, obligation or liability of the Company by reason of being a manager or member of the Company.

10. Contributions: Contributions to the capital of the Company shall be made as determined by the Manager. The Members have made or will make initial capital contributions to the Company and the Members shall be issued Membership Interests in the Company as set forth on the schedule of Members attached as Exhibit A. The Members may make additional capital contributions to the Company from time to time in the Manager's discretion.

11. Distributions: Distributions shall be made by the Company at the times and in the aggregate amounts as determined by the Manager.

12. Tax Returns:

a. Tax Matters Partnership Representative: Logan Kishi shall be the "Partnership Representative" (as such term is defined in Section 6223(a) of Internal Revenue Code 1986) in every case at the Company's expense in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings and to expend Company monies to obtain necessary professional services and reasonably incurred costs in connection therewith.

b. Accounting Methods; Tax Year: The Company shall use the cash method of accounting for financial reporting and federal income tax purposes. The fiscal year of the Company for financial reporting and federal income tax purposes shall be the calendar year. The Company will provide unaudited quarterly and unaudited annual financial information (i.e., balance sheets and income statements) to the Members within sixty (60) days of the respective quarter or year end.

c. Tax Treatment: The Manager shall determine the tax treatment of the Company prior to making any regular filings. The Manager shall be responsible for making the necessary filings to achieve such designated result for all taxation years, and the Company shall provide annual financial statements (e.g., balance sheet and income statement, annual K-1 and other tax-related reports, and any other information regarding the Company or its operations or assets) to ensure the Members can comply with their various tax reporting obligations.

13. Transfer of Membership Interests: No Member may assign or transfer his, her, or its membership interest in the Company in whole or in part without the written consent ("Written Consent") of the Manager. No transfer of membership interest shall be effective until such time as Written Consent is provided by the Manager. Any transfer or purported transfer of membership interests not made in accordance with this Agreement shall be null and void and of no force or effect whatsoever. If any Member transfers all of its membership interest in the Company pursuant to this Section 13, the transferee shall be admitted to the Company as a Member upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective upon the transfer, and upon such admission, the transferor Member shall cease to be a member of the Company.

14. Fiduciary Duties: The Manager and Members shall have the duty of loyalty, the duty of care, and all other fiduciary duties with respect to the Company, as required under the Act, provided that the following shall not be deemed breaches of the fiduciary duties: engaging in a competing business or taking a business opportunity, and delegating powers to other agents of the Company.

15. Dissolution: The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

a. Election of the Manager: By Written Consent of the Manager to dissolve the Company, made at any time and for any reason; or

b. Judicial Decree: By judicial decree; or

c. By Law: As otherwise provided under California law.

Upon dissolution of the Company, if all the rights in the Picture have not been disposed of by the Company prior to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Picture shall be promptly transferred to the Manager, unless otherwise specified in this Agreement or any other agreement in connection therewith, and the Manager shall assume all responsibility and obligations (including repayment obligations to the Members) in connection with such Picture. In furtherance thereof, the Manager shall promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer(s).

16. Amendment: Amendments to this Agreement which do not adversely or disproportionately affect the rights of any Member in any material respect may be made by the Manager without the consent of any Member if those amendments are of an inconsequential nature (as reasonably determined by the Manager). Amendments to this Agreement other than those

described in the foregoing sentence may be made only if embodied in an instrument signed by the Members comprising a majority-in-interest.

17. Indemnification: To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Manager, Members, and the officers, directors, employees, representatives and affiliates of each and all of them, from and against any and all losses, claims, damages, liabilities or expenses (including reasonable outside attorneys' fees) of whatever nature, as incurred, arising out of or relating to the fact that such party was or is a Manager or Member of the Company. Notwithstanding the foregoing, no indemnification may be made to or on behalf of the Manager or any Member if a judgment or other final adjudication adverse to such Manager or Member, as applicable, establishes (1) that his/her/its acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (2) that he/she/it personally gained in fact a financial profit or other advantage to which he/she/it was not legally entitled.

18. Complete Agreement: This Agreement and the Articles constitute the complete and exclusive statement of the agreement among the Manager, Members and the Company with respect to the matters discussed herein and therein and supersede all prior written or oral statements among the Manager, Members and the Company, including any prior statements, warranties, or representations.

19. Binding Effect: Subject to the provisions of this Agreement, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

20. Assurance: The Manager shall execute all documents and certificates and perform all acts deemed appropriate by the Company or required by this Agreement or the Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

21. Severability: Every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

22. Remedies: The parties agree and acknowledge that in the event of a breach by a party of any obligation hereunder, the damage caused to any other party shall not be irreparable or otherwise so sufficient as to give rise to a right to seek or obtain injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover actual, monetary damages in an action at law and in no event shall any party be permitted to prevent or inhibit the exhibition, distribution, broadcast, or other use or exploitation of the Picture or any rights or elements therein or thereto.

23. Company Counsel: Each Member and the Manager acknowledges and agrees that such Member and Manager either (a) has been represented by legal counsel in connection with the negotiation and drafting of this Agreement, or (b) has had the opportunity to be so represented by legal counsel and to seek such advice of legal, tax and other advisers as such Member or Manager has deemed necessary or advisable. The Company has initially selected Ramo ("Company Counsel") as legal counsel of the Company. Each Member and the Manager acknowledges that Company Counsel does not represent any Member or the Manager in the absence of a clear and explicit written agreement to such effect between the Member or the Manager and Company Counsel, and that in the absence of any such agreement, Company Counsel shall owe no duties directly to a Member or the Manager. It is further acknowledged that Company Counsel does not represent the Company (or the Manager or Members) in connection with accounting or other taxation matters.

24. Governing Law: This Agreement shall be governed by and construed under the laws of the State of California excluding any conflicts of laws, rules or principles that might refer the governance or construction of this Agreement to the law of another jurisdiction.

25. Arbitration: Any dispute arising hereunder shall be resolved solely through binding arbitration conducted in Los Angeles, California under and pursuant to the commercial arbitration rules of the Judicial Arbitration and Mediation Services, Inc. ("JAMS Rules"), as said rules may be amended from time to time with rights of discovery if requested by the arbitrator. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator having reasonable experience with entertainment law. The prevailing party in

such arbitration shall be entitled to recover his, her or its attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in a dispute arising out of this Agreement. Each party hereby irrevocably submits to the jurisdiction of the state and federal courts for the City and County of Los Angeles in connection with any petition to confirm an arbitration award obtained pursuant to this Section. The parties agree to accept service of process in accordance with JAMS Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form; (ii) reported to any news agency or publisher; or (iii) disclosed to any third party not involved in the arbitration.

26. Counterparts: This Agreement may be executed in counterparts, and sent via facsimile, electronic transmission and/or by PDF signature, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned Members have caused this Agreement to be executed by them, as of the Effective Date.

MEMBERS:

Signed by:

By: Logan Kishi

595C0C11D7D7479...

Name: Logan Kishi

DocuSigned by:

By: Megan Kishi

339C69D29BE04FF...

Name: Megan Kishi

EXHIBIT A

SCHEDULE OF MEMBERS

Name	**Address**	**Percentage Interest**
Logan Kishi	[redacted]	99%
Megan Kishi		1%
Total		**100%**